FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number 000-30224

CRYPTOLOGIC LIMITED
(Translation of registrant’s name into English)

Alexandra House The Sweepstakes Ballsbridge Dublin, 4 Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC LIMITED

Date: November 12, 2007	/s/ Stephen Taylor Stephen Taylor Chief Financial Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY, CXY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC ANNOUNCES RENEWAL OF NORMAL COURSE ISSUER BID

November 12, 2007 (Dublin, Ireland) – CryptoLogic Limited, a leading software developer to the global Internet gaming industry, announced today that its Board of Directors has authorized the company’s renewal of its Normal Course Issuer Bid. Purchases under the bid may commence on November 14, 2007 and will terminate on November 13, 2008.

CryptoLogic’s share purchase program authorizes the company to purchase up to 1.28 million shares of the issued ordinary shares, representing approximately 10% of the public float. There are currently 12,811,165 ordinary shares issued and outstanding. Purchases will be made on the open market through the facilities of the Toronto Stock Exchange and at the market price at the time of purchase. No more than 4,965 shares may be repurchased in any trading day. The ordinary shares purchased by CryptoLogic during the course of the Normal Course Issuer Bid will be cancelled. The directors of the Corporation initiated the bid renewal as they believe the ordinary shares are undervalued within the context of the market.

CryptoLogic did not make any purchases under its 2006/2007 bid.

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that has been certified to strict standards similar to land-based gaming.

WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of CryptoLogic software and services to customers who offer their games around the world to non-U.S. based players. For information on WagerLogic®, visit www.wagerlogic.com.

CryptoLogic’s ordinary shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

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For more information, please contact:

CryptoLogic, 353 (0) 1 631 9000 Stephen Taylor, Chief Financial Officer	Argyle Rowland Communications, (416) 968-7311 (North American media only)
Karen Passmore, ext. 228/ kpassmore@argylerowland.com
Dan Tisch, ext. 223/dtisch@argylerowland.com

Corfin Communications (UK media only)
Ben Hunt, +44 207 977 0020
Neil Thapar, +44 207 977 0020
Harry Chathli, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

TEL (353)01 631 9000    FAX (353) 01 631 9001

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4,IRELAND